Room 4561

	January 26, 2006

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 2 to Registration Statement on Form S-3 filed
January 18, 2006
	File No. 333-128434

Dear Mr. Alfano:

      We have reviewed your filing and responses to the comments of our letter dated November 22, 2005 and have the following additional comments.

Amendment No. 2 to Registration Statement on Form SB-2

Selling Securityholders, page 25

1. We reissue comment 4 of our letter dated October 12, 2005 and comment 2 of our letter dated November 22, 2005 with respect to the
Centennial entities. You have indicated that no one natural person acting alone has voting or dispositive power over the MTM securities held by the Centennial entities. Accordingly, please disclose all natural persons that exercise voting or dispositive power over the MTM securities. Further, please clarify your disclosure with respect to Centennial Holdings I, LLC.

Item 17. Undertakings.

2. The undertaking set forth in Item 512(a) of Regulation S-K has recently been revised. Please revise accordingly.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001